  EXHIBIT 99.16

CONSENT OF ROBIN KALANCHEY

To:	United States Securities and Exchange Commission

Re:	Northern Dynasty Minerals Ltd. (the “Company”) Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2021 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”).

I hereby consent to the use of my name in connection with reference to my review and approval of certain scientific and technical information and my involvement in the preparation of the following technical report (the “Technical Report”):

•	Preliminary Economic Assessment NI 43-101 Technical Report, Pebble Project, Alaska, USA”, effective date September 9, 2021.

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10 registration statement, as amended (SEC No. 333-238933) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 31st day of March, 2022.

Yours truly,

/Robin Kalanchey/

Robin Kalanchey, P.Eng.